POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
AS AT	2007	2006

ASSETS
CURRENT
Cash and cash equivalents (Note 6(b))	$ 28,036,752	$ 24,689,040
Accounts receivable	2,018,987	2,310,253
Prepaids and sundry assets	1,957,565	2,124,925
	32,013,304	29,124,218

PROPERTY, PLANT AND EQUIPMENT	2,126,158	2,934,238
GOODWILL AND INTANGIBLE ASSETS	6,303,172	6,837,155
DEFERRED COSTS	768,557	1,167,331
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	9,787,887	11,528,724
	$ 41,801,191	$ 40,652,942

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,834,944	$ 3,342,868
Deposits	25,138,405	21,159,193
Current portion of loan payable	14,371	33,515
	26,987,720	24,535,576

LOAN PAYABLE	-	5,289
CONVERTIBLE PREFERRED SHARES	20,338,646	19,506,279
	47,326,366	44,047,144

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK	45,438,656	43,051,048
WARRANTS (Note 7)	30,668	186,688
CONTRIBUTED SURPLUS	7,979,902	8,703,517
DEFICIT	(58,974,401)	(55,335,455)
	(5,525,175)	(3,394,202)
	$ 41,801,191	$ 40,652,942

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	3 Month Period		9 Month Period
FOR THE PERIODS ENDED SEPTEMBER 30	2007	2006	2007	2006

REVENUES
Principal	$ 4,633,171	$ 719,794	$ 9,233,018	$ 2,579,522
Commission	2,473,098	2,068,930	7,691,164	5,649,831
Interest income	250,537	49,186	461,387	174,282
Total Revenues	7,356,806	2,837,910	17,385,569	8,403,635

GENERAL AND ADMINISTRATION EXPENSES	7,205,415	3,568,080	17,192,332	12,000,724

INCOME (LOSS) - Before interest, amortization and other items	151,391	(730,170)	193,237	(3,597,089)

Foreign exchange loss (gain)	300,722	(2,399)	605,676	240,650
Interest on convertible debenture	-	-	-	194,753
Interest on convertible preferred shares	277,456	277,456	832,367	832,367
Capital tax, interest and loss on short-term investment	(24,482)	60,564	44,169	71,478
Amortization of property, plant and equipment, intangible assets
and deferred costs	777,586	821,821	2,349,971	2,353,176

	1,331,282	1,157,442	3,832,183	3,692,424
NET LOSS AND COMPREHENSIVE LOSS	$ (1,179,891)	$ (1,887,612)	$ (3,638,946)	$ (7,289,513)

LOSS PER SHARE (Note 2)	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.07)

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT

	3 Month Period		9 Month Period
FOR THE PERIODS ENDED SEPTEMBER 30	2007	2006	2007	2006

DEFICIT - Beginning of the period	$ (57,794,510)	$ (52,830,661)	$ (55,335,455)	$ (47,428,760)

NET LOSS - For the period	(1,179,891)	(1,887,612)	(3,638,946)	(7,289,513)

DEFICIT - End of the period	$ (58,974,401)	$ (54,718,273)	$ (58,974,401)	$ (54,718,273)

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	3 Month Period		9 Month Period

FOR THE PERIODS ENDED SEPTEMBER 30	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (1,179,891)	$ (1,887,611)	$ (3,638,946)	$ (7,289,513)

Items not affecting cash
Amortization of property, plant and equipment	442,625	434,462	1,345,087	1,246,575
Amortization of deferred costs	132,925	160,663	398,774	426,512
Amortization of intangible assets	202,037	226,696	606,110	680,089
Unrealized foreign exchange (gain) loss	282,905	(24,637)	(101,134)	261,709
Employee stock option expense (Note 5)	153,398	63,576	451,203	270,776
Interest on Series Two and Four preferred shares	277,456	277,456	832,367	832,367
Interest accrued on convertible debenture	-	-	-	194,753
	311,454	(749,396)	(106,539)	(3,376,732)
Changes in non-cash balances related to operations (Note 6(a))	(424,568)	2,480,745	6,268,060	2,494,174

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	(113,114)	1,731,348	6,161,521	(882,558)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(217,986)	(321,835)	(537,007)	(989,457)
Purchase of intangible assets	(51,802)	(51,529)	(72,128)	(89,794)
Disposal of short-term investments	-	-	-	2,315,175
Payments for the acquisition of MilePoint Inc.	-	-	-	(400,000)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(269,788)	(373,363)	(609,135)	835,925

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable, net of repayments	(8,341)	(7,529)	(24,433)	(22,077)
Issuance of capital stock, net of share issue costs	666,130	27,900	1,056,770	432,487
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	657,789	20,371	1,032,337	410,410
Effect of exchange rate changes on cash held in foreign currency	(1,666,937)	(23,743)	(3,237,011)	(719,999)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,392,049)	1,354,612	3,347,712	(356,222)
CASH AND CASH EQUIVALENTS - Beginning of the period	29,428,801	18,272,773	24,689,040	19,983,607
CASH AND CASH EQUIVALENTS - End of the period	$ 28,036,752	$ 19,627,385	$ 28,036,752	$ 19,627,385

Supplemental Information
Interest paid	$ 1,227	$ 9,075	$ 3,826	$ 19,989
Interest received	$ 211,428	$ 56,674	$ 397,067	$ 352,608
Income taxes paid	$ -	$ -	$ -	$ -

See Accompanying Notes

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

The Corporation's interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using accounting policies consistent with those used for the preparation of its audited consolidated financial statements for the year ended December 31, 2006, except as described in Note 1 below. These interim consolidated financial statements do not contain all the annual disclosures required by GAAP and, as such, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2006, as outlined in the Corporation’s 2006 Annual Report.

1.	Significant accounting policies

	a)	Adoption of new accounting policies

Effective January 1, 2007, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Measurement, Disclosure and Presentation of Financial Assets, Financial Liabilities and Non-Financial Derivatives.

Comprehensive Income

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. This includes unrealized gains or losses relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations. The Corporation had no such comprehensive income or loss item for the nine- months ended September 30, 2007.

Financial Instruments

Under the new standards, all financial instruments are classified into one of five categories. On adoption of the new standards, the Corporation designated all its financial assets as short-term investments or loans and receivables. Accounts payable, accrued liabilities and deposits are classified as other liabilities. The company did not have any available-for-sale nor held-to-maturity instruments during the nine months ended September 30, 2007. The adoption of the standard did not have an impact on the net loss reported for the nine months ended September 30, 2007.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2007

b)	Revenue recognition

The Corporation continues to recognize revenue in a manner consistent with the policy presented in its 2006 audited consolidated financial statements. To account for a revenue stream now earned directly from loyalty program members via the Corporation’s Points.com Business Solutions, the Corporation’s revenue has been categorized as follows:

	i)	Principal revenue

Principal revenue is comprised of partner sign-up, technology design, development, hosting, memberships and services provided via the Corporation’s Points.com Business Solutions. Revenues earned as principal revenue have been recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as Agent”. For further clarification, partner sign-up fees for initial set-up costs are recognized as revenue on a percentage-of-completion basis.

	ii)	Commission revenue

Commission revenue is made up of any revenue earned by the Corporation that is calculated as a percentage of a transaction or a fixed amount per transaction. This includes all revenue recorded in accordance with EIC-123 of the CICA Handbook.

2.	Loss per share

	a)	Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the nine months ended September 30, 2007 that amounted to 117,811,964 shares (September 30, 2006 – 103,097,915). For the quarter ended September 30, 2007 the number of weighted average common shares outstanding amounted to 119,377,229 (September 30, 2006 – 114,090,385).

	b)	Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2007

3.

Segmented information

Reportable segments: The Corporation has only one operating segment whose operating results are regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available. The Corporation's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2007 and December 31, 2006 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $7,012,914 of the Corporation’s revenues (including interest income) for the quarter ending September 30, 2007 were generated in the U.S. ($4,437,760 for the quarter ended June 30, 2007 and $2,489,538 for the quarter ended September 30, 2006). $16,383,374 of the Corporation’s revenues (including interest income) for the nine months ending September 30, 2007 were generated in the U.S. ($7,472,842 for the nine months ended September 30, 2006). The remaining revenues for both periods were generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

4.

Major customers

For the nine month period ended September 30, 2007, there are three customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the three customers represent approximately 67% of the Corporation’s consolidated revenues. Two customers individually represented greater than ten percent of consolidated revenues in the nine-month period ended September 30, 2006 (51% in aggregate). In addition, as at September 30, 2007, 61% (September 30, 2006 – 60%) of the Corporation's deposits are attributable to these customers. The two customers included in 2006 are included in the 2007 amounts.

For the three month period ended September 30, 2007, there are three customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the three customers represent approximately 75% of the Corporation’s consolidated revenues. Two customers individually represented greater than ten percent of consolidated revenues in the three month period ended September 30, 2006 (54% in aggregate). In addition, as at September 30, 2007, 61% (third quarter 2006 – 60%) of the Corporation’s deposits are due to these customers. The two customers included in 2006 are included in both the 2007 and 2006 periods.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2007

5.

Stock option plan

In accordance with the guidelines of the CICA Handbook, the Corporation expenses costs of all stock option grants on or after January 1, 2003. The fair value of the options granted in the nine months ended September 30, 2007 and 2006 was calculated using the Black-Scholes option pricing model using the following weighted assumptions:

	2007	2006
Dividend yield	0%	0%
Risk free rate	4.05%	4.02%
Expected volatility	42.3%	39.1%
Expected life of options in years	3	3

The cost of stock options is included in general and administration expenses as follows:

	3 month period		9 month period
	September 30		September 30
	2007	2006	2007	2006

Employee stock option expense	153,398	63,576	451,203	270,776

During the three-month period ended September 30, 2007, 222,500 options were issued and 50,835 options previously granted were cancelled (no options were issued in the three-month period ended September 30, 2006 and 756,799 options previously granted were cancelled).

During the nine-month period ended September 30, 2007, 4,952,334 options were issued and 621,536 options previously granted were cancelled (1,047,500 options were issued in the nine-month period ended September 30, 2006 and 1,185,520 options previously granted were cancelled).

6.

Statement of cash flows

a)

Changes in non-cash balances related to operations are as follows:

	3 Month Period		9 Month Period
FOR THE PERIODS ENDED SEPTEMBER 30	2007	2006	2007	2006

(Increase) decrease in accounts receivable	$ (57,999)	$ 529,824	$ (15,289)	$ 450,562
(Increase) decrease in prepaids and sundry assets	$ 42,991	$ 202,293	$ (126,471)	$ (537,438)
Increase (decrease) in accounts payable and accrued liabilities	$ (316,721)	$ 68,834	$ (1,301,581)	$ (284,795)
Increase (decrease) in deposits	$ (92,840)	$ 1,679,794	$ 7,711,402	$ 2,865,844
	$ (424,569)	$ 2,480,745	$ 6,268,061	$ 2,494,174

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2007

b)	Cash and cash equivalents consist of:

		September 30,	December 31,	September 30,
		2007	2006	2006

	Cash	$ 5,694,143	$ 19,175,348	$ 15,324,535
	Cash equivalents	$ 17,097,121	$ 583,142	$ 826,146
	Cash held by credit card processor	$ 5,245,488	$ 4,930,550	$ 3,476,704
		$ 28,036,752	$ 24,689,040	$ 19,627,385

c)	Supplemental information

Non-cash transactions

Non-cash transactions for the three-month and nine-month period ended September 30, 2007 are as follows:

	3 month period		9 month period
For the periods ended September 30	2007	2006	2007	2006

Options exercised in Points.com Inc.(i)
# of options	-	-	1,531,257	274,600
Value	-	-	$1,025,222	$180,885
Cash consideration	-	-	$56,606	$15,104
Common shares issued of Points Int’l	-	-	3,834,114	687,570
Revenue earned for hosting services paid in
loyalty currency(ii)	-	-	-	$17,008
Revenue earned for membership fees paid
in one-week accommodation certificates(iii)	-	$36,187	$37,322	$109,335
Revenue earned for sign-up fees paid in
research services for Points.com Web site(iv)	-	$17,500	-	$50,000
Loyalty currency received as a
reimbursement(v)	-	$52,934	-	$134,012

(i)

Options previously issued to Points.com employees and directors. Upon exercise of these options, common shares of the Corporation were issued. All of these shares in Points.com were acquired at fair market value in exchange for shares of the Corporation. There are no such options remaining as at September 30, 2007.

(ii)	The loyalty currency was valued at the purchase price of the miles and the amount included in prepaid and sundry assets. The expense is recognized as the currency is used.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2007

(iii)

The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense is recognized as the accommodation certificates are used.

(iv)

The research services are valued at their market value and are included in prepaid and sundry assets. The expense is recognized as the services are used.

(v)

The currency is included in prepaid and sundry assets and is expensed as the currency is used.

7. Guarantees

In relation to Principal Revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with its loyalty partners. These guarantees have a maximum potential value by fiscal year as follows and have not been recognized in the financial statements:

2007	$ -
2008	4,098,000
2009	5,693,000
2010	6,236,000
Total	$16,027,000

The Corporation does not anticipate that it will incur any financial obligations as a result of these contractual obligations. Accordingly, no amount has been recorded in the consolidated financial statements to date.

8. Warrants

2,848,050 warrants of Points.com Inc. previously issued or committed to issue to airline partners expired unexercised on April 1, 2007. No airline warrants remain outstanding. During the third quarter, 757,378 warrants were exercised. As of September 30, 2007, 148,870 non-airline warrants remained outstanding.